Exhibit 7.1

Videotron Ltd.

Statement Regarding Calculation of Ratio of Earnings to Fixed Charges as Disclosed in
Videotron Ltd.’s Annual Report on Form 20-F for the Year Ended December 31, 2017

For the purpose of calculating the ratio of earnings to fixed charges disclosed in Videotron Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017, (i) earnings consist of net income plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized, and (ii) fixed charges consist of interest expensed and capitalized, excluding interest on QMI subordinated loans, plus premiums and discounts amortization, financing fees amortization and an estimate of the interest within rental expense.